April 6, 2020

Timothy J. Shaheen
Chief Financial Officer
Cadiz Inc.
550 South Hope Street, Suite 2850
Los Angeles, CA 90071

       Re: Cadiz Inc.
           Registration Statement on Form S-3
           Filed March 23, 2020
           File No. 333-237352

Dear Mr. Shaheen:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed March 23, 2020

General

1. We note that there is no established public trading market for your shares of Series 1
       Preferred Stock and that you do not intend to apply to list them on any securities exchange or automated quotation system. Please revise your prospectus to disclose a fixed price at which the selling stockholders will be reselling their shares of Series 1 Preferred Stock.
       Please refer to Schedule A, Paragraph 16 and Item 501(b)(3) of Regulation S-K.
2. We note that you incorporate by reference your Form 10-K for the fiscal year ended
       December 31, 2019 and that such report incorporates by reference information from your definitive proxy statement, which has not yet been filed. Prior to requesting acceleration of the effectiveness of this registration statement, please either amend the Form 10-K to include information required by Part III of Form 10-K or file the definitive proxy
 Timothy J. Shaheen
Cadiz Inc.
April 6, 2020
Page 2
         statement. Please refer to Compliance and Disclosure Interpretations, Securities Act
         Forms Question 123.01 for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.



FirstName LastNameTimothy J. Shaheen                         Sincerely,
Comapany NameCadiz Inc.
                                                             Division of
Corporation Finance
April 6, 2020 Page 2                                         Office of Energy &
Transportation
FirstName LastName